Exhibit 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF June 30, 2009

U.S. DOLLARS IN THOUSANDS

INDEX

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	833	480
Restricted cash	200	206
Trade receivables and unbilled revenues (net of allowance for
doubtful accounts of $15 at both June 30 , 2009 and December 31, 2008)	954	502
Other accounts receivable and prepaid expenses	228	221

Total current assets	2,215	1,409

LONG-TERM ASSETS:
Long-term prepaid expenses	94	106
Severance pay fund	977	1,121
Property and equipment, net	281	371
Software development costs, net	2,732	3,585
Goodwill	6,268	6,234
Deferred charges, net		204

Total long-term assets	10,352	11,621

Total assets	12,567	13,030

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30, 2009	December 31, 2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	418	412
Current maturities of long-term convertible debt	-	1,781
Trade payables	287	389
Deferred revenues	2,639	2,220
Employees and payroll accruals	754	1,079
Accrued expenses and other liabilities	800	718

Total current liabilities	4,898	6,599

LONG-TERM LIABILITIES:
Long-term convertible debt	2,000	-
Long-term debt	1,583	2,063
Derivative instruments liability	68	-
Accrued severance pay	1,385	1,546

Total long-term liabilities	5,036	3,609

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at June 30 , 2009 and December 31,
2008. Issued and outstanding: 31,454,990 shares at June 30, 2009 and
23,196,236 at December 31, 2008	919	720
Additional paid-in capital	101,994	104,279
Accumulated other comprehensive loss	(473)	(455)
Accumulated deficit	(99,807)	(101,722)

Total shareholders' equity	2,633	2,822

Total liabilities and shareholders' equity	12,567	13,030

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	6 months ended June 30,
	2009	2008

Software licenses	1,813	3,500
Maintenance and services	2,555	3,201

	4,368	6,701

Operating expenses:

Cost of revenues	1,448	1,285

Research and development, net	912	1,449
Selling and marketing	1,759	3,476
General and administrative	836	916
Employment termination and offices shutdown costs	-	-

Total operating expenses	4,955	7,126

Operating loss	(587)	(425)

Financial expenses, net	277	647
Other expense (income)	(10)	(3)

Loss before income taxes	(855)	(1,069)
Taxes on income	26	26

Net loss	(880)	(1,095)

Basic and diluted net loss per share	$(0.03)	$(0.05)

Weighted average number of shares used in computing basic and
diluted net loss per share	25,432	23,196

(**) The above items are inclusive of the following equity-based compensation expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	12	63
Equity-based compensation expense included in "Selling and marketing"	50	93
Equity-based compensation expense included in "General and administrative"	35	29

	97	185

Net basic and diluted equity-based compensation expense, per share	$(0.03)	$(0.05)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in Capital	Accumulated Other comprehensive loss	Accumulate deficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,914)		12,009

Exercise of employee stock options	29,305	*)	27	-			27
Warrants issued in consideration of credit line	-	-	495	-			495
Stock-based compensation	-	-	630	-			630
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	138		138	138
Net loss	-	-	-	-		(6,936)	(6,936)
					(6,996)

Total comprehensive loss						(6,798)

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(97,910)		6,303

Stock-based compensation	-	-	355	-			355
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,812)	(3,812)	(3,812)

Total comprehensive loss						(3,836)	2,822

Balance as of December 31, 2008 (unaudited)	23,196,236	720	104,279	(455)	(101,722)		2,822

Stock-based compensation	-		98				98
Other comprehensive loss:			(3,117)		2,796		(321)
Foreign currency translation adjustments	-	-		2		2	4
Conversion of short term loan		79	314
Issuance of shares (rights offering)		120	420				540

Net loss	-	-		(21)	(880)	(880)	(1,782)
Total comprehensive loss						(878)	(878)

Balance as of June 30, 2009 (unaudited)	23,196,236	919	101,994	(474)	(99,806)	2,633

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	6 months ended June 30,
	2009	2008

Cash flows from operating activities:
Net loss from continued operations	(880)	(1,095)
Adjustments required to reconcile net loss to net cash provided by
(used in) operating activities:
Decrease (increase) in restricted cash	6
Depreciation	95	136
Stock based compensation	98	186
Amortization of deferred expenses	26	109
Amortization of debt discount	126	340
Amortization of software development costs	1,138	755
Increase (decrease) in accrued severance pay, net	(17)	27
Decrease (increase) in trade receivables	(441)	(358)
Decrease ( increase) in other accounts receivable and prepaid expenses	(6)	45
Increase (decrease) in long-term prepaid expenses	12	(41)
Increase (decrease) in trade payables	(105)	62
Increase (decrease) in deferred revenues	362	612
Increase (decrease) in employees and payroll accruals	(333)	(250)
Decrease(increase) in accrued expenses and other liabilities	18	(56)
Increase (decrease) in long term liabilities	(21)
Increase in dervative instruments liability	19	-

Net cash provided by (used in) operating activities from continued
operations (reconciled from continuing operations)	97	472
Net cash provided by operating activities from discontinued
operations (reconciled from discontinued operations)

Net cash provided (used) by operating activating	97	472

Cash flows from investing activities:
Restricted cash, net	-	(72)
Purchase of property and equipment	(6)	(17)
Capitalization of software development costs	(285)	(453)

Proceeds from sale of property equipment	-	-

Net cash used in investing activities	(291)	(542)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	-
Issuance of shares
Receipt of Short term debt, net - convert to Capital	540
Repayment of long-term debt	(8)	(5)

Net cash provided by (used in) financing activities	532	(5)

Foreign currency translation adjustments on cash and cash equivalents	15	39

Decrease (increase) in cash and cash equivalents	353	(36)
Cash and cash equivalents at the beginning of the period	480	1,321

Cash and cash equivalents at the end of the period	833	1,285

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	65	95

Supplemental disclosure of non-cash investing and financing activities:
Stock-based compensation that was capitalized as part of capitalization
of software development costs	4	22

Issuance of warrant and extension of contractual period of warrants in
consideration of long-term loan	-	-

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	Attunity Ltd (“the Company” or “Attunity”) and its subsidiaries (collectively – “the Group”) develop, market and provide support for standards-based enabling software for delivering real-time applications. This includes data and application integration software. Using Attunity’s software, companies are able to connect, transfer, join and stream to and from a variety of data sources in real-time. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision – an application generator, and APTuser – a database retrieval and production report generator.

b.	In May 2009, the Company raised approximately $600 by way of a rights offering. Upon the closing of the rights offering, the repayment of both the Plenus credit line, as described in Note 6a, and the convertible debt, as described in Note 6c, were deferred to a period subsequent to December 31, 2009.

c.	In December 2008, the Company sold the assets and liabilities, including the intellectual property and its customer base, of “Attunity Software Services (1991) Ltd”, a wholly owned subsidiary, for a consideration of $10. Due to immateriality “Attunity Software Services (1991) Ltd” results were not classified as discontinued operations.

NOTE 2:	–	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009.

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2008 included in the Company’s Annual Report on Form 20-F.

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	In September 2007 the Emerging Issues Task Force (EITF) issued EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the accounting for certain instruments on imbedded features which are indexed to an entity’s own stock. EITF 07-5 determined that an entity must presume the occurrence of a contingent event or other condition that would adjust the settlement terms of that instrument or embedded feature when evaluating whether an instrument or embedded feature is indexed to its own stock.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 3:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following the adoption of EITF 07-5, certain previously granted warrants with price adjustment mechanism which were considered equity under prior guidance were reclassified from Shareholders’ equity to liability and marked to market at each reporting date. In addition, the conversion embedded feature of the Convertible debt that contain provisions that protect holders from down rounds was bifurcated and is marked to market at each reporting date.

As the transition guidance of EITF 07-5 requires its cumulative effect to be recognized as an adjustment to opening balance of retained earning, the adoption of EITF 07-5 resulted mainly a reclassification between accumulated losses and additional paid in capital. However, as the application of EITF 07-5 guidance resulted in recognition of liabilities which are marked to market at each reporting date, as described above, increase in the share price in future periods can result with an adverse effect on the Company’s financial expenses.

c.	In May 2009, the FASB issued SFAS No.165, “Subsequent Events” (“FAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. As applicable to the Company, FAs 165 became effective as of June 15, 2009. In accordance with FAS 165, the Company has evaluated subsequent events up to the filing date of these financial statements.

d.	For further information, refer to the consolidated financial statements as of December 31, 2008.

NOTE 4:	–	ACCOUNTING FOR STOCK BASED COMPENSATION

The Company accounts for stock based compensation in accordance with Statement of SFAS No. 123(Revised 2004), “Share-Based Payment”(“SFAS 123(R)”). SFAS 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. During the six months ended June 30, 2009, the Company granted 1,014,500 options to employees under the 2001 and 2003 option plans.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected life of options granted is calculated using the Simplified Method, as defined in Staff Accounting Bulletin (“SAB”) No 107, “Share-Based Payments”, as the average between the vesting period and the contractual life of the options. On December 21, 2007 the SEC staff issued SAB No. 110 “Share-Based Payments” (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment.

The Company currently uses the simplified method as adequate historical experience is not available to provide a reasonable estimate. The Company adopted SAB 110 effective January 1, 2008 and will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants.

The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and therefore use an expected dividend yield of zero in the option pricing model.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 4:	–	ACCOUNTING FOR STOCK BASED COMPENSATION (Cont.)

The fair value for options granted in the first six months of 2009 is estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

Six months ended June 30, 2009
Unaudited

Risk free interest	3.3%
Dividend yields	0%
Volatility	111.7%
Expected life (in years)	4

The following is a summary of the Company’s stock options activity among the various plans:

	Number of options (in thousands)	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2008	5,443	$1.17		-
Granted	1,015	0.14		-
Exercised	-	-		-
Canceled or forfeited	(1,382)	1.50		-

Outstanding at June 30, 2009
(unaudited)	5,076	$0.86	3.46	$6

Exercisable at June 30, 2009
(unaudited)	2,895	$1.35	2.29	$-

Vested and expected to vest at
June 30, 2009 (unaudited)	4,902	$0.88	3.40	$6

The The weighted average fair value of options granted during the six months ended June 30, 2009 was $0.11.

NOTE 5:	–	MAJOR CUSTOMERS

Sales to a major customer representing more than 10% of total revenues is as follows:

	Six-months ended June 30
	2009	2008

Customer A	6.1%	17.4%

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	FINANCING

a.	On January 31, 2007, the Company entered into a loan agreement (“the Agreement”), with Plenus Technologies Ltd and its affiliates (“Plenus” or “the lender”), whereby the lender provided a $2,000 loan.

The outstanding loan amount was originally due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrued interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and is being paid on a quarterly basis. In addition, the Company issued to the lender non forfeitable warrants, exercisable until January 30, 2012, to purchase up to 439,883 ordinary shares at an exercise price per share of $1.364, subject to price adjustments.

On March 30, 2009, the Company and Plenus amended the Agreement. Under this amendment, the Company shall repay the loan amount in 24 equal monthly payments starting February 2010 and the loan will accrue interest at an annual fix rate of 9% . This amendment became effective upon the completion of the rights offering, on May 12 2009 (see Note 1(b) and Note 8).

In addition if, during the period between March 19, 2009 and March 18, 2014, the Company enters into a transaction or series of related transactions (a “Fundamental Transaction”) which entails (i) the acquisition of the Company by means of a merger or other form of corporate reorganization in which 50% or more of the outstanding shares is exchanged for securities or other consideration issued or paid by the acquiring entity or, a transaction or a series of transactions in which a person or entity acquires more than 50% of the outstanding shares, (ii) the sale of all or substantially all of the assets of the Company; then an additional amount shall be paid to the Lender (the “Additional Payment”) : in the cases of merger or acquisition ,an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable in connection with such Fundamental Transaction to the shareholders. in the case of the sale of substantially all of the Company’s assets , an amount equal to the higher of (A) 15% of the outstanding Loan Amount, and (B) 15% of the aggregate proceeds payable to the Company in connection with such Fundamental Transaction; the “aggregate proceeds” shall be calculated while subtracting any amount of debts, liabilities and obligations which have accrued prior to the closing of such Fundamental Transaction and have not been assumed by the purchaser in such Fundamental Transaction.

Alternatively,for a period of fourteen (14) days commencing on the date on which the Company provides the Lenders with a copy of the Company’s audited financial statements for the year ended December 31, 2012, provided that the consolidated revenues are equal to, or exceed, $18 million, the Lender will be entitled, at its sole discretion and in lieu of the Additional Payment ,to receive an amount equal to the higher of (i) 15% of such revenues, and (ii) $1.5 million.

Since the total repaid loan amount may change upon events that are not in the control of the company, according to EITF 00-19 and SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, paragraph 11(a), the embedded derivative should be bifurcated and marked to market at each reporting date. The fair value of this embedded derivative was insignificant as of March 30, 2009 through June 30, 2009.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	FINANCING (Cont.)

b.	In November 2008, the Company entered into a Loan Agreement (the “Loan Agreement”) with certain of its directors (the “Lenders”), whereby the Lenders provided a $ 393 convertible bridge loan (the “Loan”). The Loan borne interest at an annual floating rate of LIBOR plus 5%. According to the Loan Agreement, the outstanding principal amount was to be automatically converted into equity securities of the Company upon the closing of an equity financing yielding at least $1,000 (which $1,000 are deemed to include the $393 from the conversion of the Loan), on the same terms and conditions (including price) of such financing. Under certain circumstances, as specified in the Loan agreement, the number of shares to be issue upon conversion may be adjusted.

On March 31, 2009, the Company and the Lenders amended the Loan Agreement in a way that the Loan will be converted into equity securities upon an equity financing of at least $750 rather at least $1,000 as described above.

Upon closing of the rights offering (see Note 8), the Loan was converted to equity on the same terms of the rights offering.

Since, prior to the conversion described above, the number of shares issued upon conversion, might was unlimited (subject to the share’s price on such date) upon an event that is not in the control of the company, according to EITF 00-19 and SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, paragraph 11(a), the conversion feature should be bifurcated and marked to market at each reporting date. The fair value of this embedded derivative was insignificant as of both November and December 31, 2008 through May 2009

c.	In April 2004, the Company issued to a group of existing shareholders convertible debt (herein “Promissory Note”) in the amount of $ 2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 ordinary shares at a price per share of $ 1.75 (subject to adjustments). The principal of the debt was repayable at the end of five years and the interest was payable semiannually. The debt is convertible into ordinary shares at a conversion price of $ 1.75 per share (subject to adjustments). The warrants expired in May 4, 2007 without being exercised.

In September 2006, following a private placement conducted by the Company, the conversion price was adjusted to $1.25 per share. As a result, the number of shares that would be received upon conversion increased by 457,143 shares to 1,600,000 shares.

In January 2009, the Company entered into an agreement with the holders of the Promissory Notes (“Extension Agreement”), whereby the maturity date of the Promissory Notes was extended by 18 months from May 4, 2009 to November 4, 2010. The Extension Agreement was contingent on the conversion into equity securities of all of the outstanding principal amount of the Loan, as described in Note 6b that occurred upon closing of the rights offering, on May 12 2009.

ATTUNITY LTD AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	FINANCING (Cont.)

Under the Extension Agreement, the holders of the Promissory Notes are entitiled to receive the following:

1.	The interest rate of the Promissory Notes was increased from an annual rate of five percent (5%) to a floating annual rate of the LIBOR rate plus five percent (5%);

2.	The Company will not be able to obtain new loans which are ranked senior to, or parri passu with, the Promissory Notes; and

3.	Warrants held by the holders of the Promissory Notes and another person, exercisable into a total of 600,000 ordinary shares, were amended so that (1) the expiration date was extended by 18 months from October 9, 2009 to April 9, 2011 and (2) price adjustment mechanism, was amended so that any financing of more than $100 (instead of $1,500) will trigger such price protection adjustment (see Note 3b).

As of June 30, 2009, no shares were issued pursuant to debt conversion.

NOTE 7:	–	SHAREHOLDERS’ EQUITY

On May 12, 2009 the Company completed a rights offering of approximately $ 600 (excluding offering expenses and the conversion of the bridge loan).The Company issued to the subscribing shareholders and the Lenders a total of 8,258,754 ordinary shares and three-year warrants exercisable into 4,129,376 shares, at an exercise price of $0.12.

NOTE 8:	–	COMPREHENSIVE LOSS

The following table reconciles net income to comprehensive income:

	Six months ended June 30,
	2009	2008

Net loss	$(880)	$(1,095)
Foreign currency translation adjustments, net	(18)	122

Comprehensive loss	$(898)	$(973)

NOTE 9:	–	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157 which applies to financial assets and liabilities that are being measured and reported on a fair value basis and expands disclosures about fair value measurements. The adoption of SFAS No. 157 for financial assets and liabilities had no effect on the Company’s existing fair-value measurement practices but requires disclosure of a fair-value hierarchy of inputs used to value an asset or a liability. The three levels of the fair-value hierarchy include: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – inputs other than quoted market prices included in level 1 above that are observable for the asset or liability, either directly or indirectly; and, Level 3 – unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

The carrying amount of debt outstanding pursuant to credit agreements approximates fair value as interest rates on these instruments approximate current market rates (level 2 criteria).

ATTUNITY LTD.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009, AND NOTES THERETO, AND TOGETHER WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008. THE FOLLOWING SECTIONS MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.

Overview

We have been delivering software solutions to organizations around the world for nearly twenty years and we are now a leading provider of software for real-time data and application integration, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence,application synchronization, legacy migration and event processing.Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture, and software for visualizing.

We were founded in 1988 and became a public company in 1992. Through distribution and OEM agreements with global-class partners such as Oracle, Microsoft and HP, Attunity-based solutions are deployed on thousands of systems worldwide. Our products are sold through direct sales and support offices in the United States, the United Kingdom, Israel, Hong Kong and the People’s Republic of China, as well as through distributors in Japan, South East Asia, Europe and Latin America.

Six Months Ended June 30, 2009 Compared with Six Months Ended June 30, 2008

Revenues. Total revenues in the first six months of 2009 decreased by 34% to $4.4 million from $6.7 million in the first six months of 2008. Licence revenues decrease by 49% to $1.8 million in the first 6 months of 2009 from $3.5 million in the first six months of 2008. Maintenance and support revenues decreased by 24% to $2.5 million in the first six months of 2009 from $3.3 million in the six months of 2008.

Cost of Revenues. Our cost of revenues increased by 12.7% to $1.5 million in the first six months of 2009 from $1.3 million in the first six months of 2008, primarily due to higher amortization of capitalized software as a result of the updated estimation of the usefull life of our software , from 5 years to 3 years.

Research and Development, Net. Total research and development costs, before capitalized software costs, decreased by 45% to $1.2 million in the first six months of 2009 from $2.2 million in the first six months of 2008. This decrease is primarily due to termination of employees . Capitalization of software developments costs in the first six months of 2009 were $285,000 compared to $755,000 in the first six months of 2008. As a result of the foregoing, net research and development costs decreased by 37% to $0.9 million in 2009 from $1.5 million in the same period in 2008

Selling and Marketing. Selling and marketing expenses decreased by 49.4% to $1.8 million in the first six months of 2009 from $3.5 million in the first six months of 2008. This decrease is attributed mainly to termination of employees.

General and Administrative. General and administrative expenses decreased by 8.8% to 0.8 million in the first six months of 2009 from $0.9 million in the first six months of 2008. This decrease is attributed mainly to termination of employees.

Operating Loss. Based on the foregoing, we recorded an operating loss of $0.6 million in the first six months of 2009 compared to $0.4 million in the first six months of 2008.

Financial Expenses, Net. Financial expenses, net, were $277,000 in the first six months of 2009 compared to $647,000 in the first six months of 2008. The expenses in the first 6 months of 2008 are mainly attributable to amortization of debt discount, amortization of deferred expenses, and interest on $2 million of convertible debt due May 2009 and a $2 million loan due starting from January 2009.

Taxes on Income. Income taxes were $26,000 in the first six month of both 2008 and 2009

Equity based compensation. Total equity-based compensation expenses amounted to $100,000 and $200,000 for the first six months of 2009 and 2008, respectively.

Liquidity and Capital Resources

As of June 30, 2009, we had $833,000 in cash, cash equivalents and restricted cash.We also had a $ 2 million loan from Plenus Technologies Ltd. (“Plenus”). In addition, we had a bank line of credit of approximately $185,000 which is unused.

Net cash used by operating activities was $97,000 in the first six months of 2009 compared to $472,000 net cash provided by operating activities in the first six months of 2008. Net cash used in investing activities was $291,000 in the first six months of 2009 and $542,000 in the same period in 2008, which funds were used primarily for software development costs. Net cash provided by financing activities was $ 532,000 in the first six months of 2009 mainly as a result of the right offering, compared to $ 5,000 used in financing activities in the same period in 2008.

Our principal commitments as of June 30, 2009 consist of obligations outstanding under operating leases. Our capital expenditures were approximately $6,000 in the six months ended June 30, 2009 compared to $17,000 in the six months ended June 30, 2008. As of June 30, 2009 we did not have significant capital spending or purchase commitments.